MAD CATZ INTERACTIVE, INC.

181 Bay Street

Toronto, Ontario M5J2T7

Canada

October 14, 2004

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Max A. Webb

Re:	Mad Catz Interactive, Inc.; Form 20-F for the fiscal year
ended March 31, 2004; Commission file #001-14944

Dear Mr. Webb:

In accordance with the request contained in your letter dated September 14, 2004 to Mad Catz Interactive, Inc. (the “Company”) with respect to the above-referenced Form 20-F for the fiscal year ended March 31, 2004, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the foregoing, please contact the undersigned at your convenience.

Very truly yours,

/s/ DARREN RICHARDSON
Darren Richardson President and Chief Executive Officer